Rule 424(b)(3)
                                                  File No. 333-34641




PROSPECTUS SUPPLEMENT NO. 1 DATED OCTOBER 20,1997
(TO PROSPECTUS DATED SEPTEMBER 29, 1997)


                          5,000,000 Shares

                       MILLER INDUSTRIES, INC.
                            Common Stock

     This Prospectus Supplement is part of the Prospectus dated
September 29, 1997 and should be read in conjunction therewith.

     Subsequent to September 29, 1997, the Company has acquired 5 towing service companies in separate transactions, none of which were individually material to the financial results of the Company. The Company issued an aggregate of approximately 103,000 shares of Common Stock and paid approximately $100,000 of cash in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 229,000 shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method of accounting.

     At October 17, 1997, the Company had entered into letters of intent to acquire 17 additional towing service companies in transactions expected to close over the following twelve weeks. These transactions are subject to customary conditions, including completion of due diligence investigations and execution of definitive acquisition agreements, among others. The Company intends to continue to aggressively pursue additional purchases of towing service companies.


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     The date of this Prospectus Supplement is October 20, 1997.